Exhibit 24.03

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned directors and officers of ATLANTIC CITY ELECTRIC COMPANY, a New Jersey corporation, (the "Company") hereby constitute and appoint Dennis R. Wraase, William T. Torgerson, Joseph M. Rigby, Anthony J. Kamerick, Ellen Sheriff Rogers and Karen G. Almquist and each of them, their true and lawful attorneys and agents with full power and authority, in their names and on their behalf, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, or any of them, may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended (the "Act"), the Securities Exchange Act of 1934, as amended, and the rules, regulations and requirements of the Securities and Exchange Commission thereunder, and to comply with the securities laws of any state of the United States or any other jurisdiction, in connection with a Registration Statement on Form S-3 to be filed under the Act for the public offering and sale of debt securities, including specifically, but without limiting the generality of the foregoing, power and authority to sign the names of the undersigned directors and officers, in the respective capacities indicated below, to said Registration Statement and to any instruments or documents filed as a part of or in connection with said Registration Statement or amendment thereto; and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has subscribed, or caused to be subscribed, these presents this 20th day of August, 2007.

<u>Signatures</u>

Principal Executive Officer:

/s/ T. S. SHAW
Thomas S. Shaw
President and Chief Executive Officer

Principal Financial Officer:

/s/ J. M. RIGBY
Joseph M. Rigby
Chief Financial Office

Principal Accounting Officer:

/s/ R. K. CLARK
Ronald K. Clark
Controller

Director

/s/ D. R. WRAASE
Dennis R. Wraase